                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          OUTLET COMMUNICATIONS, INC.
                                (Name of issuer)

                      CLASS A COMMON STOCK, $.01 PAR VALUE
                         (Title of class of securities)

                                  69-111-10-9
                                 (CUSIP number)

                                Joseph D. Funke
                              The Seeing Eye, Inc.
                                  P.O. Box 375
                       Morristown, New Jersey 07963-0375
                                 (201) 539-4425

                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                               December 16, 1994
                      (Date of event which requires filing
                               of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the transaction which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                 Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 9 Pages)





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CUSIP No. 69-111-10-9                 13D                     Page 2 of 9 Pages



     1     NAME OF PERSON
           THE SEEING EYE, INC.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           22-1539721
     2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) /x/
     3     SEC USE ONLY


     4     SOURCE OF FUNDS*
            NOT APPLICABLE

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           NEW JERSEY

                                7     SOLE VOTING POWER
                                        -0-
  NUMBER OF SHARES
  BENEFICIALLY OWNED BY         8     SHARED VOTING POWER
  EACH REPORTING PERSON                 4,548,685
  WITH                          9     SOLE DISPOSITIVE POWER
                                        5,500

                               10     SHARED DISPOSITIVE POWER
                                         -0-

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,548,685
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*  / /

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            69.2%

    14     TYPE OF PERSON REPORTING*
            00

                     * SEE INSTRUCTIONS BEFORE FILLING OUT





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         GENERAL.  This Schedule 13D is filed by The Seeing Eye, Inc. (the
"Filing Person"). The Filing Person may be deemed to be a member of a group for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as described in Item 5 below, however the Filing Person does not, by reason of the filing of this Schedule 13D, thereby admit it has become a member of a "group" within the meaning of Section 13(d).

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the shares of Class A Common Stock, par value $.01 per share (the "Common Stock"), of Outlet Communications, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 23 Kenney Drive, Cranston, Rhode Island 02920.

ITEM 2.  IDENTITY AND BACKGROUND.

                 a.       The Seeing Eye, Inc.

                 b. Business address: P.O. Box 375, Morristown, New Jersey 07963-0375

                 c. The Filing Person is a not for profit corporation that qualifies under Section 501(c)(3) of the Internal Revenue Code.

                 d., e. During the last five years, neither the Filing Person nor any of its executive officers and directors (identified below in this Item 2) have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to any such laws.

                 f.       New Jersey

Philip James Bowers III is a member of the Board of Trustees of the Filing Person. Mr. Bowers is president of J. Bowers & Co., Inc. and his principal business address is P.O. Box 413, Bedminster, New Jersey 07921.

Robert E. Campbell is treasurer and a member of the Board of Trustees of the Filing Person. Mr. Campbell's principal occupation is vice chairman of Johnson & Johnson and principal business address is One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933.

Rodney D. Day III is a member of the Board of Trustees of the Filing Person. Mr. Day's principal occupation is senior vice president and director of Johnson & Higgins and principal business address is 125 Broad Street, New York, New York 10004-2400.

H. John Greeniaus is a member of the Board of Trustees of the Filing Person. Mr. Greeniaus' principal occupation is president of Nabisco Foods Group and principal business address is 7 Campus Drive, Parsippany, New Jersey 07054-0311.





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

Josephine V. Gumaer is an assistant treasurer and a member of the Board of Trustees of the Filing Person. Ms. Gumaer's principal occupation is vice president of Manufacturers & Traders Trust Co. and principal business address is 654 Madison Avenue, New York, New York 10021.

John C. Kelly is a member of the Board of Trustees of the Filing Person. Mr. Kelly's principal occupation is managing partner of Arthur Andersen & Co. and principal business address is 101 Eisenhower Parkway, Roseland, New Jersey 07068.

Walker Kirby is a member of the Board of Trustees of the Filing Person.
Mr. Kirby's principal occupation is a CEO of Kirby Foundation and principal business address is 769 Shunpike Road, Madison, New Jersey 07940.

Robert W. Kirk, DVM is a member of the Board of Trustees of the Filing
Person. Dr. Kirk's principal occupation is Veteranarian and principal business address is 84 Turkey Hill Road, Ithaca, New York 14850.

F. Douglas Lawrason, M.D. is a member of the Board of Trustees of the Filing Person. Dr. Lawrason's principal occupation is physician and principal business address is 5 Winston Farm Lane, Far Hills, New Jersey 07931.

John K. Lundberg is a member of the Board of Trustees of the Filing Person.
Mr. Lundberg's principal occupation is retired and principal business address is 180 Thomas Rood Road, Mendham, New Jersey 07945.

Gwynne G. McDevitt is a member of the Board of Trustees of the Filing Person. Ms. McDevitt's principal occupation is retired and principal business address is Covered Bridge Farm House, 4111 Goshen Road, Newtown Square, Pennsylvania
19073.

Wayne M. E. McLeod is a member of the Board of Trustees of the Filing Person. Mr. McLeod's principal occupation is president and chief executive officer of CCL Industries, Inc. and principal business address is 105 Gordon Baker Road, Willowdale, Ontario M2H 3P8 Canada.

Hope Medina is a secretary and a member of the Board of Trustees of the Filing Person. Ms. Medina's principal occupation is retired and principal business address is Loantaka Lane, South, Morristown, New Jersey 07960.

Donald Patterson, DVM, D.Sc. is a member of the Board of Trustees of the Filing Person. Dr. Patterson's principal occupation is veterinarian and principal business address is School of Veterinary Medicine, University of Pennsylvania, 3800 Spruce Street, Philadelphia, Pennsylvania 19104.

Landon Peters is a member of the Board of Trustees of the Filing
Person. Mr. Peters' principal occupation is Portfolio Manager and principal business address is 72 Knoll Drive, Princeton, New Jersey 08540.

David G. Powell is a member of the Board of Trustees of the Filing Person. Mr. Powell's principal occupation is senior vice president of Allied Signal, Inc. and principal business address is P.O. Box 300R, Colombia Road and Park Avenue, Morristown, New Jersey 07962-2496.





                                       4
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Robert G. Scott is vice chairman and a member of the Board of Trustees of the
Filing Person. Mr. Scott's principal occupation is managing director of Morgan Stanley & Co., Inc. and principal business address is 1251 Avenue of the Americas, New York, New York 10020.

W. Sydnor Settle, Esq. is chairman of the board and a member of the Board of Trustees of the Filing Person. Mr. Settle's principal occupation is as an attorney at Simpson, Thacher & Bartlett and principal business address is 425 Lexington Avenue, New York, New York 10017.

James P. Storer is a member of the Board of Trustees of the Filing
Person. Mr. Storer's principal occupation is CEO - Storer Foundation and principal business address is 1629 Berkshire Road, Gates Mills, Ohio 44040.

John M. Turner is a member of the Board of Trustees of the Filing Person. Mr. Turner's principal occupation is the Owner of an Insurance Agency and principal business address is 6009 Hillcrest Avenue, Dallas, Texas 75205.

Mimi D. Walsh is a member of the Board of Trustees of the Filing
Person. Ms. Walsh's principal occupation is a homemaker and principal business address is 21 Sandy Hill Road, Chatham, New Jersey 07928.

Dennis J. Murphy is president and a member of the Board of Trustees of the Filing Person. Mr. Murphy's principal business address is P.O. Box 375, Morristown, New Jersey 07963-0375.

Douglas S. Roberts is an assistant secretary of the Filing Person. Mr. Roberts' principal occupation is Assistant Secretary and principal business address is P.O. Box 375, Morristown, New Jersey 07963-0375.

Joan A. Bianco is an assistant secretary of the Filing Person. Ms.Bianco's principal business address is P.O. Box 375, Morristown, New Jersey 07963-0375.

Joseph D. Funke is an assistant secretary of the Filing Person. Mr. Funke's principal business address is P.O. Box 375, Morristown, New Jersey 07963-0375.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Filing Person acquired the Common Stock pursuant to a charitable gift and therefore no funds or other consideration were used to acquire the Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

         The securities are being held by the Filing Person for investment purposes only. The Filing Person has no present intention to seek to acquire or otherwise control the Company.

         The Filing Person may from time to time make additional purchases of securities of the Company in either open market or privately negotiated transactions, depending on the Filing Person's evaluation of the Company's business, prospects and financial condition, the market for such securities, other investment opportunities available to the Filing Person, the condition and prospects of the Filing Person's own businesses, the general condition of the economy and of the securities markets and other future developments. Depending on the same factors, such persons may from time to time decide to sell or otherwise dispose of their holdings of securities of the Company.





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

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Filing Person is the direct beneficial owner of 5,500 shares of the Common Stock, representing approximately .08% of the outstanding Common Stock, based on the 6,577,556 shares of Common Stock outstanding on September 30, 1994 as reported by the Company's Form 10-Q for the quarterly period ended September 30, 1994.

         By virtue of the Stockholders' Agreement described in Item 6 of this
Schedule 13D, the Filing Person may be deemed to be the indirect beneficial owner of approximately 4,548,685 shares of the Common Stock held by the parties to such agreement, which number is based on the number of shares reported to be covered by the Stockholders' Agreement as of March 18, 1994 in the Proxy Statement of the Company minus an estimate of shares disposed of by the parties thereto since such date.

         (b) See the Filing Person's responses to Items 7, 8, 9 and 10 on the cover page to this Schedule 13D, which responses are incorporated herein by reference.

         (c) The Filing Person does not own any other shares of the Company and has not purchased or sold any shares in the past 60 days.

         (d)  Not applicable.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Filing Person is a party to that certain Stockholders' Agreement, dated December 10, as amended (the "Stockholders' Agreement"), with respect to shares of the Common Stock owned by it. The Stockholders' Agreement requires, among other matters, that the stockholders vote their shares to fix the number of directors of the Company at fourteen and elect as directors five persons designated by certain stockholders affiliated with the Company's management (the "Management Stockholders") and nine persons designated by the Wesray Stockholders (as defined in the Stockholders' Agreement).

         The Stockholders' Agreement also provides for each stockholder and Mutual Benefit Insurance Company not to sell any securities to a buyer who would as a result of such purchase own more than 50% of the outstanding Common Stock of the Company unless prior to such sale the buyer agrees to be bound by the Stockholders' Agreement and affords each stockholder the opportunity to sell a pro rata portion of his shares on the same terms and conditions.

         The Stockholders' Agreement terminates on the earlier of (i) July 30, 1996; (ii) the date that the Wesray Stockholders, Management Stockholders and Mutual Benefit Insurance Company own an aggregate of less than 50% of the Company's issued and outstanding Common Stock; and (iii) the date of an event of bankruptcy or insolvency of the Company or Outlet Broadcasting, Inc. or foreclosure or similar actions or proceedings by the Company's senior lender.





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

         By virtue of the provisions of the Stockholders' Agreement, the Filing Person may be deemed for purposes of Section 13(d) under the Exchange Act, to be a member of a "group" and to have indirectly acquired beneficial ownership of the shares of the Company held by the other parties to the agreement and to share the voting power of the shares of Common Stock of the Company held by such other parties to such agreement. The Filing Person disclaims beneficial ownership of the shares of Common Stock that are directly owned by each other party to the Stockholders' Agreement. The Stockholders' Agreement has been filed as an exhibit hereto and the parties to such Stockholders' Agreement are listed on the signature pages thereof.

         Except as described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between any person and the Filing Person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Stockholders' Agreement, dated December 10, 1986, by and among the Company, Outlet Broadcasting, Inc. and the persons named therein (incorporated by reference from Exhibit 10.2 to Outlet Broadcasting, Inc.'s Registration Statement on Form S-1, Registration No. 33-62292).

         2. Amendment No. 1, dated as of December 1, 1987, to the Stockholders' Agreement (incorporated by reference from Exhibit 10.3 to Outlet Broadcasting, Inc.'s Registration Statement on Form S-1, Registration No. 33-62292).

         3. Agreement dated July 26, 1988, by and among the Company, Outlet Broadcasting, Inc. and the persons named therein amending the Stockholders' Agreement (incorporated by reference from Exhibit 10.4 to Outlet Broadcasting, Inc.'s Registration Statement on Form S-1, Registration No. 33-62292).

         4. Joinder in Company's Stockholders' Agreement dated as of December 16, 1994 by and between the Filing Person and the Company.





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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 1994.              The Seeing Eye, Inc.


                                        By:      JOSEPH D. FUNKE
                                            --------------------------
                                        Name:  Joseph D. Funke
                                        Title: Assistant Treasurer

                                   JOINDER IN
                          OUTLET COMMUNICATIONS, INC.
                            STOCKHOLDERS' AGREEMENT


         In consideration of the transfer to The Seeing Eye, Inc. (the "Transferee") of 5,500 shares of Common Stock, par value $.01 per share, of Outlet Communications, Inc. (the "Corporation") and the registration of such transfer on the books of the Corporation, the Transferee and the Corporation agree that, as of the date written below, the Transferee shall become party as a Stockholder to the Outlet Communications, Inc. Stockholders' Agreement dated as of December 10, 1986, as amended, (the "Stockholders' Agreement"). The Transferee agrees to be bound by all of the terms and provisions of the Stockholders' Agreement as though it were an original party thereto. The Transferee acknowledges that, by becoming a party to the Stockholders' Agreement, it may be deemed to be an "affiliate" of the Corporation within the meaning of Rule 144 under the Securities Act of 1933, as amended, and that resales of the Common Stock of the Corporation will be restricted in accordance with Rule 144.

                                               The Seeing Eye, Inc.
                                               (Name of Transferee)


                                               By:     /s/Joseph D. Funke
                                                  -----------------------------

Executed as of the 16th day of December, 1994.

                                               Outlet Communications, Inc.


                                               By:
                                                  -----------------------------



                                      E-1